SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 1994

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OGLEBAY NORTON COMPANY INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OGLEBAY NORTON COMPANY
1100 Superior Avenue
Cleveland, Ohio  44114

The Exhibit Index is located at Sequential Page 2.

                                   FORM 11-K

ITEM 9.          FINANCIAL STATEMENTS AND EXHIBIT

    (a)         Financial Statements.

                (1) Report of Independent Auditors;

                (2) Statements of Assets Available for Benefits with Fund
                    Information--December 31, 1994 and 1993;

                (3) Statement of Changes in Assets Available for Benefits with
                    Fund Information for the year ended December 31, 1994;

                (4) Notes to Financial Statements; and

                (5) Schedules:
                    Assets Held for Investment Purposes as of December
                    31, 1994
                    Reportable Transactions for the year ended
                    December 31, 1994

    (b)    Exhibit.

               (23) Consent of Independent Auditors

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator for the Oglebay Norton Company Incentive Savings Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                              OGLEBAY NORTON COMPANY
                              INCENTIVE SAVINGS PLAN

                              BY OGLEBAY NORTON COMPANY,
                              Plan Administrator

                            /s/ Richard J. Kessler
                            --------------------------------------
                            By Richard J. Kessler
                            Vice President--Finance and Development


DATE:  June 23, 1995

Item 9(a)

Financial Statements for Annual
Report on Form 11-K for the Year
Ended December 31, 1994


OGLEBAY NORTON COMPANY
INCENTIVE SAVINGS PLAN



Cleveland, Ohio

                                           Oglebay Norton Company Incentive Savings Plan

                                 Statement of Assets Available for Benefits, with Fund Information

                                                         December 31, 1994

                                           Limited            Growth           Incentive
                                             Term             Equity             MaGIC
                                          Bond Fund            Fund              Fund               Total
                                        ---------------------------------------------------------------------

ASSETS
Investments, at fair value:
  Mutual funds                          $2,862,780          $3,257,771                          $6,120,551
  Corporate debt instruments                13,180                                                  13,180
  EB MaGIC Fund                                                              $4,974,165          4,974,165
  Guaranteed insurance contracts                                                451,947            451,947
                                        ---------------------------------------------------------------------
                                         2,875,960           3,257,771        5,426,112         11,559,843

Receivables:
  Contributions from Oglebay
    Norton Company                           1,866               3,277            3,422              8,565
  Contributions from participants            4,921               8,978            9,600             23,499
  Accrued income                                21                   4               34                 59
                                        ---------------------------------------------------------------------
                                             6,808              12,259           13,056             32,123
                                        ---------------------------------------------------------------------

ASSETS AVAILABLE FOR BENEFITS           $2,882,768          $3,270,030       $5,439,168        $11,591,966
                                        =====================================================================



See notes to financial statements.

                                           Oglebay Norton Company Incentive Savings Plan

                                 Statement of Assets Available for Benefits, with Fund Information

                                                         December 31, 1993



                                               Bond             Equity          Insured
                                               Fund              Fund             Fund              Total
                                     ---------------------------------------------------------------------------

ASSETS
Investments, at fair value:
    Cash                                                                      $188,336          $188,336
    Oglebay Norton Company
     Defined Contribution Master
     Trust                              $3,226,520          $3,369,867       4,542,232        11,138,619
    Emblem Fund                             59,283              87,718         858,944         1,005,945
    Guaranteed insurance contracts                                             653,455           653,455
                                     ---------------------------------------------------------------------------
                                         3,285,803           3,457,585       6,242,967        12,986,355
Receivables:

    Contributions from Oglebay
      Norton Company                         3,321               2,837           4,623            10,781
    Contributions from participants          9,255               7,664          13,035            29,954
    Accrued income                             267                 421                               688
                                     ---------------------------------------------------------------------------
                                            12,843              10,922          17,658            41,423
                                     ---------------------------------------------------------------------------

ASSETS AVAILABLE FOR BENEFITS           $3,298,646          $3,468,507      $6,260,625       $13,027,778
                                     ===========================================================================


See notes to financial statements.

                                           Oglebay Norton Company Incentive Savings Plan

                           Statement of Changes in Assets Available for Benefits, with Fund Information

                                                   Year Ended December 31, 1994




                                                                           Limited      Growth     Incentive
                                    Bond        Equity       Insured      Term Bond     Equity       MaGIC
                                    Fund         Fund         Fund          Fund         Fund         Fund          Total
                          ---------------------------------------------------------------------------------------------------------
Interest and dividends             $131,953     $39,904     $43,252       $37,588      $41,234       $6,805         $300,736
Net realized and
unrealized (depreciation)
appreciation on investments
                                   (235,101)     28,167     199,411       (13,916)     (67,675)      78,361          (10,753)
Contributions:
    Employee                         95,638      82,883     116,458        21,061       31,267       33,045          380,352
    Employer                         35,484      26,993      40,444         7,978       11,279       12,397          134,575
                          ---------------------------------------------------------------------------------------------------------
                                     27,974     177,947     399,565        52,711       16,105      130,608          804,910
Benefits paid to
participants                       (366,965)   (233,823) (1,639,934)                                              (2,240,722)
Interfund transfers                (129,598)   (158,706)    288,304                                                        0
Other transfers                  (2,830,057) (3,253,925) (5,308,560)    2,830,057    3,253,925    5,308,560                0
                          ---------------------------------------------------------------------------------------------------------
                                 (3,326,620) (3,646,454) (6,660,190)    2,830,057    3,253,925    5,308,560       (2,240,722)
                          ---------------------------------------------------------------------------------------------------------
Net (decrease) increase          (3,298,646) (3,468,507) (6,260,625)    2,882,768    3,270,030    5,439,168       (1,435,812)
Assets available for
benefits at beginning
of year                           3,298,646   3,468,507   6,260,625                                               13,027,778
                          --------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE FOR
BENEFITS AT END OF YEAR                   $0          $0          $0    $2,882,768   $3,270,030   $5,439,168      $11,591,966
                          =========================================================================================================


See notes to financial statements.

                 Oglebay Norton Company Incentive Savings Plan

                        Notes to Financial Statements

                              December 31, 1994




A.  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Oglebay Norton Company Incentive Savings Plan (the "Plan") are prepared on the accrual basis. The accounting records are maintained by the Plan administrator, Oglebay Norton Company (the Company), in conjunction with Society National Bank, the trustee, who maintains the assets and distributes benefits.

Investments are stated at fair value representing quoted market prices. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are generally valued at the average of the last reported bid and ask prices. Investments in the EB MaGIC Fund and guaranteed insurance contracts are stated at cost which approximates fair value.

The change in the difference between the fair value and the cost of investments is reflected in the statement of changes in assets available for benefits as unrealized appreciation (depreciation) in the aggregate fair value of investments.

B.  PLAN DESCRIPTION

The Plan is a defined contribution plan covering salaried employees of the Company's Cleveland office payroll; Oglebay Norton Industrial Sands, Inc.'s Central Silica, California Silica Products, and Cleveland office facilities; Oglebay Norton Refractories & Minerals, Inc.; and hourly or piecework employees of the Oglebay Norton Refractories & Minerals, Inc.'s Warren, Ohio facility.

The Plan allows each participant to elect to contribute from 1% to 6% of base compensation up to $9,240 in 1994. The contributions represent tax deferred compensation contributions and take the form of reductions in salary for income tax purposes.

The Company is required to contribute an amount equal to 50% of a participant's contributions up to a maximum of 2% of a participant's compensation.
Additional discretionary contributions are limited to 8% of a participant's base compensation. The Company reserves the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination of the Plan, all interests of the participants as they exist at that time become fully vested and nonforfeitable, and may be distributed immediately in whole or in part at the sole discretion of the trustee of the Plan.

                Oglebay Norton Company Incentive Savings Plan

B.  PLAN DESCRIPTION--CONTINUED

In 1994, the Plan liquidated the assets attributable to the Oglebay Norton Company Defined Contribution Master Trust along with other investment assets and established a new investment program which provides for the following participant directed investment options summarized below:

    LIMITED TERM BOND FUND--Funds are invested in shares of a registered investment company that invests in U.S. Government securities, corporate obligations, obligations of U.S. banks and commercial paper.

    GROWTH EQUITY FUND--Funds are invested in shares of a registered investment company that invests primarily in common and preferred stock and securities convertible into common stock.

    INCENTIVE MAGIC FUND--Funds are invested primarily in insurance contracts and other investment contracts which provide a guaranteed rate of return.

All assets of the Plan are recorded in individual participant accounts. Participants are fully vested as to their contributions and vest at 10% per year for the first four years of employment and fully vest after five years in all Company contributions made to the Plan. For participants withdrawing from the Plan, the unvested portion of Company contributions is forfeited and used to reduce future Company contributions. Participants withdrawing by reason of retirement or other specified circumstances fully vest upon such withdrawal.

The foregoing description of the Plan provides only general information. Participants should refer to the summary plan description of The Oglebay Norton Company Incentive Savings Plan for a more complete description of the Plan's provisions. Copies of this summary are available from the Plan administrator.

                Oglebay Norton Company Incentive Savings Plan

C.  INVESTMENTS

The following is a summary of the individual investments held by the Plan as of December 31, 1994 and 1993 which represents five percent or more of assets available for benefits:

                                                                                       1994           1993
                                                                                    ---------------------------
                            EB MaGIC Fund                                          $4,974,165
                            Fidelity Advisor Growth Opportunity Fund                3,257,771
                            Fidelity Advisor Limited Term Bond Fund                 2,862,780
                            Emblem Fund                                                             $1,005,945
                            Hartford Life Insurance                                                    653,455

Financial information relating to the Master Trust and the Plan's share in the assets of the Master Trust included in the accompanying financial statements as of December 31, 1993 is based on information provided by the trustee. A summarized Statement of Assets and Liabilities of the Master Trust at December 31, 1993 is as follows:

SUMMARIZED STATEMENT OF ASSETS AND LIABILITIES


                                                                       Funds
                                                   ------------------------------------------------
                                                       Bond            Equity          Insured              Total
                                                   --------------------------------------------------------------

                       DECEMBER 31, 1993
                       Assets                      $4,239,416       $3,781,062       $8,882,531       $16,903,009
                       Liabilities                                                                              0
                                                   ---------------------------------------------------------------


                       NET ASSETS                  $4,239,416       $3,781,062       $8,882,531       $16,903,009
                                                   ===============================================================

The Plan's interest in the Master Trust was $11,138,619 or 65.9% at December
31, 1993.  The cost of such investments at December 31, 1993 was $11,938,888.

                Oglebay Norton Company Incentive Savings Plan

D.  INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"). Therefore, the related Trust is tax exempt under Section 501(a) of the IRC. The Compensation and Organization Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

E.  TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest consist of purchases and sales of common trust fund investments sponsored by Society National Bank.

The Company pays all significant administrative costs of the Plan.



                                           Oglebay Norton Company Incentive Savings Plan


                                          Schedule of Assets Held for Investment Purposes

                                                         December 31, 1994





                                                        Shares or
                                                        Principal
         Name of Issuer and Title of Issue              Amount            Cost            Fair Value
- -----------------------------------------------------------------------------------------------------------------------------------
Limited Term Bond Fund:
    Fidelity Advisor Limited Term Bond Fund           278,819          $2,860,083         $2,862,780
    Bank America National Trust and Savings
    Association Series A                                                   11,760             13,180


Growth Equity Fund:
    Fidelity Advisor Growth Opportunity Fund          133,257           3,452,025          3,257,771

 Incentive MaGIC Fund:
 Guaranteed insurance contracts (GIC):
    Hartford Life GIC, GA-8790, 8.84%,
      payable 01-06-1995                                                  451,947            451,947

    Society EB MaGIC Fund                             491,517           4,935,669          4,974,165
                                                                   -----------------------------------

                                                                      $11,711,484        $11,559,843
                                                                   ===================================


              Oglebay Norton Company Inc Incentive Savings Plan

                      Schedule of Reportable Transactions

                          Year Ended December 31, 1994


                                                                                           Fair Value
                                                                                          of Assets on
                                          Purchase          Selling         Cost of        Transaction        Gain
        Description                        Price             Price        Assets Sold          Date          (Loss)
- ----------------------------------------------------------------------------------------------------------------------
CATEGORY (i) SINGLE TRANSACTIONS IN EXCESS OF FIVE PERCENT OF PLAN ASSETS

U.S. Government Obligations Fund                         $4,889,179      $4,899,179       $ 4,889,179

ONCo Master Trust Insured Fund                            4,863,542       4,125,678         4,863,542      $737,864

U.S. Government Obligations Fund         $1,047,280                                         1,047,280

U.S. Government Obligations Fund          4,863,542                                         4,863,542

Society EB MaGIC Fund                     4,889,179                                         4,889,179

U.S. Government Obligations Fund                          3,235,418       3,235,418         3,235,418

ONCo Master Trust Equity Fund                             3,226,098       3,049,319         3,226,098       176,779

U.S. Government Obligations Fund          3,226,098                                         3,226,098

Fidelity Advisor Growth Fund              3,235,418                                         3,235,418

U.S. Government Obligations Fund                          2,812,911       2,812,911         2,812,911

ONCo Master Trust Bond Fund                               2,799,186       2,794,990         2,799,186         4,196

U.S. Government Obligations Fund          2,799,186                                         2,799,186

Fidelity Advisor Limited Term
   Bond Fund                              2,812,911                                         2,812,911

                                                                10



                                           Oglebay Norton Company Incentive Savings Plan


                                          Schedule of Reportable Transactions--Continued

                                                   Year Ended December 31, 1994



                               Purchases                 Sales                   Total
                            --------------          --------------           --------------           Gain
       Description        No.        Amount       No.        Amount        No.       Amount          (Loss)
- --------------------------------------------     ---------------------    ---------------------     ---------

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF FIVE PERCENT OF PLAN ASSETS

U.S. Government
    Obligations Fund    90       $13,104,799     67      $13,093,429     157     $26,198,228

Society EB MaGIC Fund    2         4,939,488                               2       4,939,488

ONCo Master Trust
Insured Fund                                      3        5,105,254       3       5,105,254       $769,722

ONCo Master Trust
Equity Fund                                       7        3,419,098       7       3,419,098        190,725

Fidelity Advisor Growth
    Fund                 3         3,301,226                               3       3,301,226

ONCo Master Trust Bond
    Fund                                          6        3,105,186       6       3,105,186         29,418

Fidelity Advisor Limited
    Term Bond Fund       4         2,855,200                               4       2,855,200

REPORT OF INDEPENDENT AUDITORS

 Compensation and Organization Committee
 Oglebay Norton Company

We have audited the accompanying statements of assets available for benefits of the Oglebay Norton Company Incentive Savings Plan as of December 31, 1994 and 1993, and the related statement of changes in assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                      ERNST & YOUNG LLP
 Cleveland, Ohio
 June 7, 1995